Exhibit 99.3

Eupraxia Pharmaceuticals Reports Second Quarter 2025 Financial Results and Provides Business Update

•	Announced first patient dosed in the Phase 2b placebo-controlled portion of the EP-104GI RESOLVE trial with topline data expected in H2 2026

•	Announced positive data from Phase 1b/2a RESOLVE supporting the potential of EP-104GI to improve the standard of care for patients with Eosinophilic Esophagitis (“EoE”)

•	Additional data from cohorts 5–8 from Phase 1b/2a available in October 2025

Victoria, British Columbia, August 12, 2025 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced its financial results for the second quarter of 2025 and provided a business update. All dollar values are in U.S. dollars unless stated otherwise.

“The expansion into the placebo-controlled, Phase 2b portion of the RESOLVE trial represents a key clinical milestone for Eupraxia, as we seek to advance EP-104GI for the treatment of eosinophilic esophagitis,” said Dr. James A. Helliwell, Director and Chief Executive Officer of Eupraxia. “Recent data updates support the potential of EP-104GI as a durable treatment option. In the most recent data update, all three patients demonstrated a sustained or improved treatment outcome after nine months of therapy. We look forward to announcing more results from the Phase 1b/2a portion of the RESOLVE trial in October.

As we continue to survey the treatment landscape for EoE, we are increasingly confident in the potential of EP-104GI to fundamentally transform the therapeutic management of EoE. We are off to a strong start with respect to enrollment in the Phase 2b study and we look are looking forward to reporting topline results in the second half of 2026.”

Recent Operational and Financial Highlights

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On July 8, 2025, the Company announced dosing of the first patient in the Phase 2b placebo-controlled portion of EP-104GI RESOLVE trial in EoE. The Company plans to enroll a minimum of 60 patients in the Phase 2b portion of the trial in up to 25 sites globally, assessing tissue health measured by biopsy (EoEHSS and PEC scores), symptom scores (SDI and DSQ), and safety, over a twelve-month period. Topline data from the Phase 2b portion of the RESOLVE study is expected to be available in H2 2026.

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On May 9, 2025, the Company hosted a virtual key opinion leader (“KOL”) event to discuss the Phase 1b/2a RESOLVE study of EP-104GI for treatment of EoE with Dr. Evan Dellon. To access a replay of the webcast, please click here.

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On May 5, 2025, the Company announced positive nine-month data from the open-label, dose-escalation Phase 1b/2a RESOLVE trial, which demonstrated sustained positive treatment outcomes in patients with EoE after nine months of receiving EP-104GI, with no serious adverse events reported.

Second Quarter 2025 Financial Review

The Company incurred a net loss of $8.7 million for the three months ended June 30, 2025, versus a net loss of $6.1 million for the three months ended June 30, 2024. The increase in net loss was primarily due to an increase in research and development costs, an increase in general and administrative costs, and an increase in other expenses.

The Company had cash of $19.8 million as of June 30, 2025, down from $33.1 million at the end of the fourth quarter of 2024. These funds are being used to fund clinical trials in EP-104 and the remainder of the funds will be used for general and administrative expenses, working capital needs and other general corporate purposes.

The Company anticipates that existing cash reserves, and anticipated proceeds from the future exercise of in-the-money warrants, will be sufficient to fund the Company into the third quarter of 2026.

As of June 30, 2025, the Company had 35,959,568 common shares issued and 8,905,638 preferred shares outstanding.

Potential Impact of Tariffs

Management continues to monitor the North American trade situation stemming from the February 2025 announcement by the U.S. government of proposed tariffs on selected imported Canadian goods, and the subsequent Canadian announcement of planned retaliatory tariffs on selected imported U.S. goods.

Eupraxia manufactures its clinical supplies of EP-104IAR and EP-104GI in the U.S. by a third party. The Company expects to continue to access manufactured products from the U.S.

The Company maintains U.S. dollar balances to pay U.S. dollar expenses and to minimize the impact of short-term fluctuations in exchange rates.

Management continues to assess the potential direct and indirect impacts of tariffs, counter-tariffs and other trade protection measures on Eupraxia’s business and will take those steps it deems necessary to attempt to mitigate any impact as the situation evolves.

Upcoming Investor Conferences

The Company’s management team is scheduled to present and participate at the following upcoming investor conferences:

Canaccord Growth 45th Annual Growth Conference

Date: August 12 - 14, 2025

Presentation date & time: August 13, 2025, 9:30am ET

Location: Boston, MA

Citi Biopharma Back to School Conference

Date: September 2-3, 2025

Location: Boston, MA

Cantor Global Healthcare Conference

Date: September 3-5, 2025

Presentation date & time: September 5, 2025, 9:10am

ET Location: New York, NY

H.C. Wainwright 27th Annual Global Investment Conference

Date: September 8-10, 2025

Location: New York, NY

Financial Statements and Management Discussion & Analysis

Please see the unaudited interim consolidated financial statements and related MD&A for more details. The unaudited interim consolidated financial statements for the quarter ended June 30, 2025, and related MD&A have been reviewed and approved by Eupraxia’s Audit Committee and Board of Directors. For a more detailed explanation and analysis, please refer to the MD&A that has been filed under the Company’s profile on EDGAR at www.sec.gov and on SEDAR+ at sedarplus.ca and which is also available on the Company’s website at www.eupraxiapharma.com.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia’s Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia’s EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company’s website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “suggests”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the expected enrollment and number of sites for the Phase 2b portion of the RESOLVE study; the expected parameters of the RESOLVE study; the availability of topline data and release of additional long-term data with higher doses and timing thereof; the Company’s cash runway; the anticipated proceeds from future exercise of in-the-money warrants; the Company’s expectation that it will continue to access manufactured products from the U.S.; the Company’s plans to present at upcoming investor conferences; the potential imposition of a new reciprocal tariff rate; the Company’s product candidates, including their expected benefits to patients with respect to safety, tolerability, efficacy and duration; the expectations around proceeding to clinical trials for the Company’s product candidates; the results gathered from studies and trials of Eupraxia’s product candidates; the potential for the Company’s technology to impact the drug delivery process; potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia’s management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia’s management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company’s limited operating history; the Company’s novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company’s current license agreement may not provide an adequate remedy for its breach by the licensor; the Company’s technology may not be successful for its intended use; the Company’s future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company’s ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company’s operations; the Company’s restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company’s common share price; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.

778.401.3302

degan@eupraxiapharma.com

or

Kevin Gardner, on behalf of:

Eupraxia Pharmaceuticals Inc.

617.283.2856

kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.